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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               DATE: JULY 17, 2000


                                     UBS AG
                               (Registrant's Name)

                   Bahnhofstrasse 45, Zurich, Switzerland, and
                      Aeschenvorstadt 1, Basel, Switzerland
                             (Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F  |X|            Form 40-F  |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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         On July 12, 2000, UBS AG announced that it entered into (i) an
Agreement and Plan of Merger, dated as of July 12, 2000 (the "Merger Agreement"), among UBS AG, Neptune Merger Subsidiary, Inc. and Paine Webber Group Inc. and (ii) voting agreements (the "Voting Agreements") with certain stockholders of Paine Webber Group Inc.

         The Merger Agreement and the forms of Voting Agreements are attached to this report as Exhibits 99.1 through 99.5 and are incorporated by reference herein in their entirety.
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             UBS AG



                                             By:        /s/ Robert Dinerstein
                                                  Name:  Robert Dinerstein
                                                  Title:    Managing Director



                                             By:        /s/ Robert Mills
                                                  Name:  Robert Mills
                                                  Title:    Managing Director

Date:  July 17, 2000